KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

BY COURIER

Our Ref : KLK/SE

9 July 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (formerly Kuala Lumpur Stock Exchange, Malaysia) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
2 June 2005	Cessation of Associate : Yule Catto & Co. PLC ("Yule Catto")
8 June 2005	Listed Companies' Crop – May 2005
8 July 2005	Listed Companies' Crop – June 2005
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
30 June 2005	Dato' Lee Soon Hian
30 June 2005	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera (2 sets)
5 July 2005	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera
	NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29C OF THE COMPANIES ACT, 1965
6 July 2005	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

cc JP Morgan Chase Bank
20 / F., Chater House, 8 Connaught Road, Central, Hong Kong
Attention : Ms Tintin Subagyo

dlw 7/15

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **02/06/2005 05:08:08 PM**
Reference No **KL-050602-0AC30**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

CESSATION OF ASSOCIATE:
YULE CATTO & CO. PLC ("YULE CATTO")

* **Contents :-**

Following KLK's recent divestment of shares totalling 2.76% in the equity of Yule Catto, the KLK Group's equity in Yule Catto is now reduced to 18.93%. Accordingly Yule Catto has ceased to be an associate of KLK with immediate effect and our Yule Catto shareholding will henceforth be classified as an ordinary equity investment.

KLK has a long standing relationship with Yule Catto, having held a stake of more than 20% for some 30 years. With the reduced stake, KLK remains a committed shareholder in Yule Catto and is fully supportive of the company's management and its strategy.

The aforesaid disposal would result in an exceptional gain of approximately RM20.0 million and will not have any material effect on the net tangible assets and earnings of the KLK Group for the current financial year ending 30 September 2005.

Save through KLK, none of the Directors nor substantial shareholders of KLK or any person connected with them has any interest, direct or indirect, in the aforesaid disposal.

/cln

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **08/06/2005 10:18:41 AM**
Reference No **KL-050608-BF2D7**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
May 2005

* **Contents :-**

We submit below the crop figures for the month of **May 2005** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2004		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	182,327	170,317	195,902
Crude Palm Oil (mt)	39,608	35,989	41,168
Palm Kernel (mt)	9,354	8,394	9,764
Rubber (kg)	2,307,079	1,763,548	2,695,441

	2005								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	174,574	164,541	189,885	194,857	**199,972**				
Crude Palm Oil (mt)	36,862	36,106	40,070	40,623	**41,186**				
Palm Kernel (mt)	8,852	8,972	9,922	9,881	**9,322**				
Rubber (kg)	2,599,876	1,947,917	1,127,264	1,085,943	**1,704,184**				

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **08/07/2005 03:04:20 PM**
Reference No **KL-050708-67010**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** **Reply to query**

* Subject :
Listed Companies' Crop
June 2005

* **Contents :-**

We submit below the crop figures for the month of **June 2005** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2004		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	182,327	170,317	195,902
Crude Palm Oil (mt)	39,608	35,989	41,168
Palm Kernel (mt)	9,354	8,394	9,764
Rubber (kg)	2,307,079	1,763,548	2,695,441

	2005								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	174,574	164,541	189,885	194,857	199,972	**180,967**			
Crude Palm Oil (mt)	36,862	36,106	40,070	40,623	41,186	**37,613**			
Palm Kernel (mt)	8,852	8,972	9,922	9,881	9,322	**8,563**			
Rubber (kg)	2,599,876	1,947,917	1,127,264	1,085,943	1,704,184	**2,192,653**			

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/06/2005 03:30:03 PM**
Reference No **KL-050630-5426E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no.	:	**570807-08-6365**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **22/06/2005**	* **150,000**	
Disposed	**24/06/2005**	**100,000**	

* Circumstances by reason of which change has occurred	:	**Sold In Open Market**
* Nature of interest	:	**Direct**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**335,992,118**
Indirect/deemed interest (%)	:	**47.32**
* **Total no of securities after change**	:	**335,992,118**
* Date of notice	:	**28/06/2005**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/06/2005 03:29:38 PM**
Reference No **KL-050630-52B08**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **24/06/2005**	* **780,300**	

* Circumstances by reason of which change has occurred	:	**Sale of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**35,825,150**
Direct (%)	:	**5.05**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**35,825,150**
* Date of notice	:	**24/06/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/06/2005 03:29:58 PM**
Reference No **KL-050630-52B09**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **23/06/2005**	* **519,700**	

*	Circumstances by reason of which change has occurred	: **Sale of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **36,605,450**
	Direct (%)	: **5.16**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **36,605,450**
*	Date of notice	: **23/06/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **05/07/2005 12:47:49 PM**
Reference No **KL-050705-9EFBF**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* 28/06/2005	* 198,900	

*	Circumstances by reason of which change has occurred	: **Sale of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **35,626,250**
	Direct (%)	: **5.02**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **35,626,250**
*	Date of notice	: **28/06/2005**

Form Version 2.0

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **06/07/2005 11:25:00 AM**
Reference No **KL-050706-1EAEE**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiptera**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company No.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Date of cessation	:	29/06/2005
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera
Tingkat 4 Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

Number of securities disposed	:	**500,000**
Price transacted (RM)	:	
* Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Sale of shares**
* Nature of interest	:	**Direct**
* Date of notice	:	29/06/2005
Remarks	:	